UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14f-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number:  0-33513

GS ENVIROSERVICES, INC. (Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation or organization	20-8563731 (I.R.S. Employer Identification Number)

411 Hackensack Ave., Hackensack, NJ 07601
(Address of Principal Executive Offices)

(201) 646-1000 (Company’s Telephone Number, Including Area Code)

RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

GS ENVIROSERVICES, INC.
411 Hackensack Avenue
Hackensack, NJ 07601

This report is furnished by the Board of Directors of GS ENVIROSERVICES, INC., a Delaware corporation (“GS EnviroServices” or the “Company”), to the holders of its common stock, $0.0001 par value.

On September 9, 2013 11235 Factor Fund, LLC declared that the Company was in default under the terms of several agreements between 11235 Factor Fund, LLC and the Company.  On October 29, 2013 the Company and Greensource Corporation, the principal shareholder of the Company, entered into a Second Amended Forbearance Agreement with 11235 Factor Fund, LLC, in which 11235 Factor Fund, LLC agreed to forbear from exercising its rights arising as a result of the aforesaid defaults.  In consideration of that forbearance, the Company issued 250,000,000 shares of common stock to 11235 Factor Fund, LLC upon conversion of $25,000 in interest accrued under a convertible debenture issued in 2012 to 11235 Factor Fund, LLC, which issuance made 11235 Factor Fund, LLC the majority shareholder of the Company.  The agreement also required that the Company’s Board of Directors elect Jeff Hickman to the positions of Chairman, President, Chief Executive Officer and Chief Financial Officer.

On October 31, 2013, the Board of Directors elected Jeff Hickman to those offices, with the proviso that his appointment to the post of Chairman will not be effective until ten days after this information statement is mailed to the Company’s shareholders of record.  At the same time, all five prior members of the Company’s Board of Directors, as well as its executive officers, resigned from their positions.  All such resignations were effective immediately, except that the resignation of Tad Simmons from the Board will be effective ten days after this information statement is mailed to the Company’s shareholders of record.  At that time, Mr. Hickman will become the sole member of the Company’s Board of Directors

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way. This report will first be mailed to the shareholders of GS EnviroServices on or about December ___, 2013.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The outstanding voting securities of GS EnviroServices consisted of 377,326,779 shares of common stock as of December 16, 2013. Assuming the resignation from office of Tad Simmons, which will occur ten days after this information statement is mailed, the following table sets forth information known to us with respect to the beneficial ownership of our voting securities by the following:

•	each shareholder who beneficially owns more than 5% of our common stock;

•	Jeff Hickman, our Chief Executive Officer and sole member of the Board of Directors; and

•	all of our officers and directors as a group.

Name and Address Of Beneficial Owner	Shares	Percentage of Voting Power

Jeff Hickman	0	--

Officers and Directors as a group (1 person)	0	--

11235 Factor Fund, LLC(1) 411 Hackensack Avenue Hackensack, NJ 07601	257,283,787	68.2%

GreenSource Corporation(2) 677 Seventh Avenue, Suite 410 San Diego, CA 92101	27,762,700	7.4%

(1)	Mary Carroll is the manager of 11235 Factor Fund, LLC with voting and dispositional authority over the shares.

(2)	Tad Simmons is the officer of GreenSource Corporation with voting and dispositional authority over the shares.

  NEW MEMBER OF THE BOARD OF DIRECTORS

In connection with the execution of the Second Amended Forbearance Agreement with 11235 Factor Fund, LLC, Jeff Hickman was appointed to serve as a member of the Board of Directors.  Ten days after this information statement is mailed to our shareholders of record, the one remaining prior member of the Board will resign, and Mr. Hickman will be the sole member of the Board of Directors.  Information regarding the new director follows:

Jeff Hickman.  Mr. Hickman is currently employed as Managing Director of Core Strategic Services, LLC, which provides management and consulting services to early stage companies involved in raising capital, developing intellectual property, and forming marketing channels. From 2005 until 2013 Mr. Hickman was employed as Managing Director of Core Equity Group, LLC, which carried on that same type of activities.  From 2001 to 2005, Mr. Hickman was a Vice President of Technology at Cendant Corporation, where he had responsibility for Cendant’s Cheaptickets.com business.  In 1996 Mr. Hickman earned a B.S. degree from Miami University with a concentration in Marketing and International Business.  He is 40 years old.  Mr. Hickman has been appointed to the Board of Directors so that GS EnviroServices can obtain the benefit of his experience with early stage public companies.

Code of Ethics

GS EnviroServices does not yet have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating, Compensation and Audit Committee

The Board of Directors does not yet have an audit committee, a compensation committee or a nominating committee, due to the recent transition of the Board.  The Board also does not yet have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following provides certain information regarding the individuals who were the officers and directors of GS EnviroServices prior to the execution of the Second Amended Forbearance Agreement:

Name	Age	Position
Tad Simmons	45	Director, President, Chief Executive Officer
Steve Balog	57	Director, Chief Financial Officer
Gary Exner	69	Chairman
Roy Hales	62	Director
John Thomas	56	Director

Mr. Simmons is the chairman, chief executive officer, and majority shareholder of the Company through his holding company, GreenSource Corporation. Mr. Simmons served as GreenSource’s president and chief executive officer from 2008 to the present. From 2001 to 2007, Mr. Simmons was in the solar energy industry serving as sales manager for both residential and commercial sales programs. He and his colleagues established the sales program for photovoltaic systems in Home Depot stores in San Diego. He worked as a consultant and sales manager for Clean Power Systems, Kerr Enterprises, and Rockwell Electric, a subsidiary of Integrated Electrical Services, Inc. From 1999 to 2003, Mr. Simmons served as President & CEO of Gober Gear, Inc., a developer of off-road trailers for hauling kids or cargo on mountain trails. From 1993 to 2000, Mr. Simmons served as Senior Staff Engineer and Technical Lead at Science Applications International Corporation (SAIC). Prior to this he worked briefly for Naval Research and Development in Point Loma, California. During his engineering education at San Diego State University, Mr. Simmons served as Electrical Engineering Team Leader for the Suntrakker vehicle project.  He and fellow team members designed and built the Suntrakker solar car, a first for San Diego State University, and competed in the 1993 2000-mile World Solar Challenge in Australia. Mr. Simmons’ experience includes 8 years as an engineer and technical lead for various government and private sector clients; it includes design and leadership roles in projects including fuel cell instrumentation, flat-panel x-ray imaging, integrated circuit design, renewable energy technology design reviews, and development of strategic partnerships;  proposal development including a $500 million management and operations contract for the National Renewable Energy Laboratory, wind turbine and electric vehicle motor design review, and support of various entrepreneurial ventures. Mr. Simmons earned a certificate in Global Business Management while at SAIC, has been Chairman or President of both the Institute for Electrical and Electronics Engineers (IEEE), and the Society of Automotive Engineers (SAE) in San Diego, and is a two-time winner of the Saturn Award for Leadership. Mr. Simmons is a graduate of the University of Phoenix (M.B.A., 2002) and San Diego State University (B.S., Electrical Engineering, 1993).

Mr. Balog has been employed since 1989 as President and owner of Financial Concepts, Inc., which provides accounting, income tax preparation and insurance services in Woodbine, Maryland.  Mr. Balog is licensed as a certified public accountant in the State of Maryland.  From 1983 until 2005 Mr. Balog was licensed as a registered representative by FINRA (formerly, NASD) and registered with FINRA as a Principal from 1996 to 2004.  In 2005 Mr. Balog was barred from association with any NASD member (i.e. broker-dealers, etc.), upon consenting to a finding that he had engaged in outside business activities, for compensation, without providing prompt written notice to the broker-dealer with which he was associated.  At that same time and as a result of the same business activities, Mr. Balog was ordered by the Securities Commissioner of Maryland to cease and desist from the sale of securities in Maryland unless the securities are registered or exempt from registration, and was barred from engaging in the securities or investment advisory business in Maryland.  In 1977 Mr. Balog was awarded a Bachelor of Science degree with a concentration in Accounting by the State University of New York at Albany.  Mr. Balog is 57 years old.

From 2010 to 2011, Mr. Exner served as Vice Chairman of the Health Advisory Council, an agency of the Province of Alberta engaged in improving health delivery services.  From 2006 to 2010 Mr. Exner was employed as Projects Accountant for OJ Pipelines Canada, which developed pipelines for the oil industry.  From 2003 to 2005 Mr. Exner was employed as an independent consultant to the financial services industry.  From 1976 to 2003 Mr. Exner served as Managing Partner of Exner, Wickland, Carmichael Inc., an accounting firm.  From 1995 until 2002 Mr. Exner was the Mayor of the City of Nelson in British Columbia and Chairman of the Nelson City Police Board.  In 1975 Mr. Exner was licensed as a certified general accountant by the Province of British Columbia, and in 2007 by the Province of Alberta.  Mr Exner is 69 years old.

Since 1987 Mr. Hales has been employed as owner of Right Touch Painting, a commercial and residential painting contractor in British Columbia.  Since 2011 Mr. Hales has served on the board of directors of Global 8 Environmental Technologies, Inc. (OTC Pink:  GBLE).  Mr. Hales is 61 years old.

Mr. Thomas was recently engaged as Vice President - Operations for Mobius Technologies, Inc., an alternative energy supplier headquartered in California.  Mr. Thomas was an employee of Syncrude Canada Ltd. (an oil mining and refining company in Fort Mcmurray, Alberta) from 1979 until June of 2012, when he retired.  At the time of his retirement, Mr. Thomas served as the Mining Department’s Maintenance Manager.    From 2011 until 2012 Mr. Thomas served on the board of directors of Global 8 Environmental Technologies, Inc. (OTC Pink:  GBLE).  In 2000, Mr. Thomas was awarded a Masters Degree in Business Administration by Athabasca University.  Mr. Thomas is 56 years old.

Board Meetings and Committees

The Board of Directors had no committees during the fiscal year ended December 31, 2012. During the fiscal year ended December 31, 2012, the Board of Directors held three meetings.

Executive Compensation and Compensation of Directors

The following table sets forth all compensation awarded to, earned by, or paid by GS EnviroServices and its subsidiaries to its Chief Executive Officer for services rendered in all capacities to the Company during the fiscal years ended December 31, 2012, 2011 and 2010.  There were no executive officers whose total salary and bonus for the fiscal year ended December 31, 2012 exceeded $100,000. Kevin Kreisler served as Chief Executive Officer until August 17, 2012, when he was replaced by Tad Simmons.

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Tad Simmons	2012	$ 39,900(1)	--	--	--	--
Kevin Kreisler	2011	--	--	--	--	--
Kevin Kreisler	2010	--	--	--	--	--
________________________

(1)   The Company’s at-will employment agreement with Mr. Simmons provided for compensation at an annualized rate of $108,000. The amount shown for Mr. Simmons in 2012 included $2,400 paid in cash plus $37,500 in deferred compensation.

Employment Agreements

All of our officers and directors served on an at-will basis.

Director Compensation

The members of the board of directors received no compensation for services on the board during the years ended December 31, 2012, 2011 or 2010.

Certain Relationships and Related Transactions

           On April 13, 2012, the Company’s former chairman, Kevin Kreisler, provided $26,000 in cash to the Company for working capital purposes. Effective April 16, 2012, the Company and Mr. Kreisler entered into an agreement pursuant to which Mr. Kreisler agreed to eliminate and waive his right to receive 194,118 shares of the Company’s Series A Preferred Stock (“Series A Shares”); to waive $112,500 in accrued compensation payable for services rendered as of April 16, 2012; and, to contribute 1,000,000 Series A Shares beneficially owned by Mr. Kreisler and the $26,000 provided to the Company by Mr. Kreisler on April 13, 2012 in exchange for 83,457,866 restricted Company common shares. Effective April 16, 2012, the Company and its controller entered into an agreement pursuant to which the controller agreed to waive all accrued compensation due from the Company in excess of $12,500, which amount shall remain due and payable by the Company.

Effective July 31, 2012, Viridis Capital, LLC (“Viridis”), an entity owned by our chief executive officer, entered into an agreement with 11235 Factor Fund, LLC (“Factor”) pursuant to which Factor agreed to purchase 91,426,406 shares of Company common stock in exchange for securities held in an unaffiliated entity. Factor then assigned 100% of its interest in those shares to the Company in exchange for $275,000 in convertible debentures. Factor was 100% owned by Viridis at the time of this transaction but was beneficially owned by an unaffiliated third party at December 31, 2012. On July 31, 2012, Kevin Kreisler, the then-current sole member of our Board of Directors, elected Tad Simmons, the chief executive officer and majority shareholder of GreenSource Corporation (“GreenSource”), to also serve as a member of the Board. The Board then elected Mr. Simmons to serve as the chief executive officer and chief financial officer for the Company effective as of August 17, 2012. Mr. Kreisler simultaneously submitted his resignation from the Board.

On August 17, 2012, the Company entered into a securities purchase agreement with GreenSource Corporation pursuant to which the Company agreed to sell 65,000,000 restricted shares of its common stock to GreenSource in exchange for $250,000, payable in the form of $25,000 in cash and a $225,000 promissory note. The promissory note was due in full on or before December 15, 2012 and bears interest at six percent (6%) per annum. Had the note been paid in full on or before September 30, 2012, interest charges would have been waived. GreenSource had the option to prepay the note in full for $200,000 if paid in full on or before October 30, 2012.

December ___, 2013	By Order of the Board of Directors: /s/ Jeff Hickman Jeff Hickman, Chairman